FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 23, 2006

Item 3: News Release:

A news release dated and issued on October 23, 2006 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold is pleased to announce that it has commenced mining operation on its Golden Summit Project near Fairbanks, Alaska.

Item 5: Full Description of Material Change:

October 23rd, 2006 (Vancouver, BC) Freegold Ventures Limited is pleased to announce that it has commenced mining operations on its Golden Summit Project, near Fairbanks, Alaska.  An initial 10,000 tons of high-grade surface vein material is being mined from the Cleary Hill Eastern Extension and the Cleary Hill South Vein Swarm that were discovered in the June 2006 trenching program. Mining commenced near the historic Beistline shaft in the Eastern Extension at the rate of 300 to 800 tons per day.  The mineralization, favorable quartz veins and shears in this area, originally discovered as a 4” to 18” vein (which graded 39.5 g/tonne (1.15 oz/ton) longitudinally over a 185 foot strike length), has now been increased through mining to a width of over 30 feet.  Quartz veining with gold flakes recovered through panning of crushed rock continues to be seen in the wall of the pit.  In addition, numerous new mineralized structures have been uncovered during the construction of the one-mile long haul road that runs through the two areas, and through additional overburden stripping.

Mining to date has stockpiled approximately 2,000 tons of material from an initial 250-foot length of the 30- foot wide pit near the Beistline shaft.  Initial discovery of this extensive “bleeding” of quartz vein mineralization into the hanging wall of the main vein was discovered when the area was cleared in preparation for mining.  The initial narrow pit was subsequently widened after 5-foot long channel samples, located 5-10 feet into the hanging wall returned assays of 25.3 g/tonne, 34.3 g/tonne, 31.1 g/tonne and 26.1 g/tonne.  An area stripped a further 80 feet to the south of the current pit wall returned an additional 22.3 g/tonne over a 15-foot long channel sample.  It is uncertain whether this zone is part of the same hanging wall structures.

Significant mineralization in this area consists of silicification of the host rock and quartz veining with the introduction of significant amounts of pyrite and arsenopyrite.  Multiple episodes of faulting, shearing and brecciation can be seen in this area.  The mineralization appears to be most extensive in areas where the main Cleary Hill East Extension zone is intersected by shears coming in at an angle of 50 degrees from the southwest.  Visible gold has been seen in several hand specimens, and samples of quartz veining that were crushed and panned in this area have also yielded flakes of gold.

Preliminary sampling of the 10,000 ton bulk sample will be taken in the coming weeks, with crushing, further sampling and gravity concentration of the contained gold for subsequent sale to be undertaken in the spring.

The building of the new haul road has successfully exposed several previously unknown veins in the area, and new trenches have been dug following the haul road mapping and sampling program.  One of the new structures, located 80 feet to the north of the Wackwitz vein, assayed 15.45 g/tonne over 5 feet.  Assays from the other sampled exposures are pending.   The road building process also exposed the surface of the original Cleary Hill Vein.  The historic Cleary Hill mine produced over 280,000 ounces of gold at an average grade of 44.6 g/tonne (1.3 oz/ton).  This structure, which is bounded by footwall and hanging wall shear zones, contains quartz and brecciated quartz veins, and appear similar in nature and mineralization to the Beistline shaft area currently being mined 1,000 feet to the east.  Overburden stripping, cross-trenching, mapping and sampling of this structure is in progress.

Alaska Assay Laboratories in Fairbanks, Alaska and ALS Chemex Labs in North Vancouver, BC completed analyses for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company that is actively exploring advanced stage gold projects in Idaho (Almaden), Alaska (Golden Summit) and the Yukon Territory (Grew Creek).  Freegold has recently enhanced its management team with a new President and VP Exploration that have an excellent track record in generating shareholder value through the creation and operation of numerous North American gold producers.  In addition to focusing on its Golden Summit project, Freegold is in the midst of a 34,000-foot drilling program aimed at expanding gold resources at its Almaden project in Idaho before updating its 1997 feasibility study.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 10th day of October 2006.